

Let's get this campaign to $600,000 tonight. Who wants to invest in the MOB⁉️⁉️⁉️⁉️⁉️⁉️

Click on the Link in the Bio to invest ‼️‼️‼️‼️‼️

officialveganmob • Following
Vegan Mob - Vegan BBQ and Soul Food

officialveganmob ⚫ To get started please click on the link in the bio after reading the disclosure!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received



Liked by **wefunder** and 94 others

JULY 19




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